

March 19, 2024

Brian Van Abel
Executive Vice President and Chief Financial Officer
Xcel Energy, Inc.
414 Nicollet Mall
Minneapolis, MN 55401

      Re: Xcel Energy, Inc.
          Form 10-K for the Fiscal Year ended December 31, 2023
          Filed February 21, 2024
          File No. 001-03034

Dear Brian Van Abel:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2023

Management's Discussion and Analysis, page 26

1.   We note that your measures of the electric and natural gas margins on pages 28 and 29 appear to exclude certain amounts that would be attributable to cost of revenues and reflected in measures of gross margin in accordance with GAAP, such as operating and maintenance expenses and depreciation and amortization.

      Therefore, it appears that your margin measures should be identified as non-GAAP measures and that you would need to adhere to the disclosure requirements in Item 10(e) of Regulation S-K. For example, electric gross margin and natural gas gross margin, each reflecting all costs and expenses applicable to revenues, would be identified as the most directly comparable GAAP measures in providing the disclosures required by Item 10(e)(1)(i)(A) and (B) of Regulation S-K; reconciliations to your non-GAAP measures should begin with these GAAP measures.

Please also include analyses of the changes in these most directly comparable GAAP measures, similar to those provided for changes in your non-GAAP measures of the electric and gas margins. Your may refer to the answers to Questions 100.05 and 102.10(a) and (b) of our C&DI's pertaining to Non-GAAP measures if you require further clarification. You may view this guidance at the following website address: https://www.sec.gov/corpfin/non-gaap-financial-measures.htm

Please submit the revisions that you propose to address these concerns also with respect to any corresponding disclosures made by your four utility subsidiaries.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sondra Snyder at 202-551-3332 or Robert Babula at 202-551-3339 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation